1(212) 318-6275

rachaelschwartz@paulhastings.com

January 30, 2013	79611.00002

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Mortgage Opportunity Income Fund Inc.
File Nos.: 333-185159 and 811-22773

Dear Mr. Grzeskiewicz:

This letter responds to your comments communicated to the undersigned by written correspondence dated December 20, 2012, with respect to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2012 (SEC Accession No. 0001047469-12-010812).

The Registrant’s responses to your comments are reflected below.  Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

Cover Page

Comment 1.         The chart on the cover page includes “Estimated offering expenses” as a separate line item.  Please revise the chart to conform to item 1.g of Form N-2.

Response 1.          The Registrant respectfully submits that the line item “Estimated offering expenses” is consistent with item 1.g. of Form N-2.

Prospectus Summary

Comment 2.         Please consider revising the Prospectus to make it shorter, clearer, and more concise.  The Prospectus Summary is 28 pages long.  The instruction to Item 3.2 of Form N-2 states that the synopsis (i.e. the Prospectus Summary) “should provide a clear and concise description of the key features of the offering and the Registrant, with cross references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information.”

Response 2.          The Registrant has reviewed the disclosure in the Prospectus Summary and has made certain revisions in an effort to shorten the disclosure.

Comment 3.         The Offering, page 1 — Please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

Response 3.          As of the date of this letter, FINRA has not approved the terms of the underwriting arrangement.  The Registrant will ask the assigned FINRA examiner to notify the staff once the examiner’s review is complete and no objections have been raised with respect to the terms of the underwriting agreement.

Investment Objective and Policies, Pages 1-4

Comment 4.         Change “Managed Assets” to “total assets” in the sentence describing the Fund’s policy of concentrating in privately issued MBS in the last sentence on page 2.

Response 4.          The Registrant has amended the disclosure as requested.

Comment 5.         Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division:  Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov.

Response 5.          The Registrant has reviewed the letter referenced, and respectfully submits that the Registration Statement disclosures adequately address the particular risks created by its investments in derivatives.

Comment 6.         The prospectus on page 3 states the Fund may use swaps.  The Statement of Additional Information discloses that the Fund may use credit default swaps.  Please clarify the disclosure as to whether the Fund may write credit default swaps.  If the Fund intends to write credit default swaps, please highlight the risks and, in a letter to the staff, please disclose whether the entire notional amount will be covered.  If the use of credit default swaps and other types of swaps, such as total return swaps, will be a significant component of the Fund’s investment practices and techniques such that they might affect the Fund’s performance or an investor’s decision as to whether to invest in the Fund, then they should be described — and their attendant risks should be discussed — in the prospectus.  If the Fund’s involvement in these transactions will be de minimis and not material to the Fund’s investment strategy, this disclosure can remain in the Statement of Additional Information.

Response 6.          The Registrant has added disclosure to the Prospectus and Statement of Additional Information to clarify that the Fund may write credit default swaps and has added the relevant risk disclosure.  Supplementally, the Registrant confirms that the entire notional amount of any such written credit default swaps will be covered.

Comment 7.         If the Fund may engage in total return swaps, this should be disclosed in the prospectus or Statement of Additional Information.  If the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 7.          The Registrant notes that the Fund may engage in total return swaps and disclosure has been added to the Prospectus and Statement of Additional Information to this effect.  The Registrant further notes that if the Fund does engage in total return swaps, an appropriate amount of segregated assets will be set aside in accordance with current SEC guidance.  The Registrant acknowledges that the Commission or its staff may issue future guidance related to coverage requirements and would ensure that the Fund is in compliance with such new guidance.

Comment 8.         Who May Want To Invest, page 4 — To the list of investors for whom this Fund may be suitable, add investors who have a high tolerance for risk including the risk of losing most or all of their investment in the Fund.

Response 8.          The Registrant has added the disclosure as requested.

Comment 9.         Leverage, page 5 — Disclose whether there is any present intention to issue preferred stock or debt securities during the Fund’s first year of operations.

Response 9.          The Registrant has amended the disclosure to state that there is no present intention to issue preferred stock or debt securities during the Fund’s first year of operations.

Comment 10.       Distributions and Dividends, page 6 — If distributions may consist of return of capital, the prospectus should clearly disclose that possibility and explain that shareholders should not assume that the source of a distribution is net profit.

Response 10.        The Registrant has amended the disclosure to disclose that distributions may include return of capital and that shareholders should not assume that the source of a distribution is net profit or income.

Comment 11.       Please inform the staff whether the Fund intends to report a distribution yield.  If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital.  In addition, reports containing distribution yields should be accompanied by the total return and/or Commission yield.

Response 11.        The Fund intends to report a distribution yield and confirms that it will report such yields in accordance with the comment.

Summary of Fund Expenses, page 29

Comment 12.       Please confirm to the staff, if applicable, that the dividend expenses associated with the future issuance of the preferred stock within one year of the effective date of this registration statement will be included in the body of the fee table.

Response 12.        The Registrant does not intend to issue preferred stock within one year of the effective date of the registration statement, and therefore, such dividend expenses are not included in the fee table.

Comment 13.       If the fees and expenses incurred indirectly by the Fund as a result of investment in shares of Acquired Funds (as defined in Item 3.1.10(a) of Form N-2) exceed one basis point, add a subcaption, “Acquired Fund Fees and Expenses” under the “Annual Expense” portion of the fee table.

Response 13.        If the Registrant anticipates that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of Acquired Funds exceed one basis point, the Registrant will add a subcaption, “Acquired Fund Fees and Expenses” under the “Annual Expense” portion of the fee table.

Comment 14.       Please ensure that the footnotes to the fee table will be typographically distinguishable from (and less prominent than) the fee table itself.

Response 14.        The Registrant confirms that the footnotes to the fee table will be typographically distinguishable from (and less prominent than) the fee table itself.

Comment 15.       Please provide the heading “Example” for the example portion of the fee table.

Response 15.        The Registrant has added the disclosure as requested.

Leverage, page 46

Comment 16.       The prospectus states that the Fund has no current intention to issue preferred stock.  Confirm to the staff that the Fund will not issue Preferred Shares for at least one year after completion of its initial public offering.

Response 16.        The Registrant so confirms.

Comment 17.       Disclose the circumstances which would cause the Fund’s Board of Directors to consider issuing Preferred Shares or debt securities.

Response 17.        The Registrant has disclosed that it has no current intention to issue preferred stock or debt securities during its first year of operations.  The Registrant will consider disclosing such considerations to investors if and when it determines to issue preferred stock or debt securities. With respect to such future issuance(s), the Board of Directors may consider, among other things, the current interest rate environment as well as the costs associated with various types of fund borrowings.

Statement of Additional Information (“SAI”)

Recent Regulatory Event, page B-1

Recent Economic Event, page B-1

Comment 18.       Please consider moving at least some of this discussion of recent regulatory and economic events to the prospectus with an explanation as to how these events might affect mortgage related securities and the Fund’s investment strategy.

Response 18.        The Registrant has added disclosure to the prospectus relating to how recent regulatory and economic events might affect mortgage related securities and the Fund’s investment strategy.

Additional Investment Policies, pages B-2 through B-22

Comment 19.       Some investments, techniques, and risks described here are not mentioned in the prospectus.  To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

Response 19.        The prospectus contains all principal investment strategies and risks as required by Form N-2.

Investment Restrictions, page B-23

Comment 20.       In order to be consistent with disclosure in the prospectus, revise the Investment Restriction 2 to reflect the ability of the Fund to issue preferred stock and debt securities.

Response 20.        The Registrant has amended the disclosure as requested.

Management of the Fund, page B-24

Comment 21.       Please ensure that the SAI contains the disclosure required by Item 18.17 of Form N-2 regarding the experience, qualifications, and attributes of directors.

Response 21.        Such disclosure will be added in a subsequent pre-effective amendment to the Registration Statement on Form N-2.

General Comments

Comment 22.       We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response 22.        The Registrant acknowledges that the Commission may have additional comments.

Comment 23.       Please advise us if you have submitted or expect to submit an exemptive applicable or no-action request in connection with your registration statement.

Response 23.        As of the date hereof, the Registrant has neither filed, nor anticipates filing, any exemptive applications or no-action requests in connection with the Registration Statement.

Comment 24.       Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act.  See Office of Investment Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response 24.        The Registrant has reviewed and revised the prospectus as necessary.

Comment 25.       If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on 430A under the Securities Act of 1933, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

Response 25.        The Fund understands and acknowledges this comment and will identify any omitted information to you as soon as practicably possible, if applicable.

Response 26.        All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Comment 26.       The Fund understands and acknowledges this comment.

Comment 27.       Responses to the letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response 27.        The Registrant understands and acknowledges this comment.

Comment 28.       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response 28.        The Registrant understands and acknowledges this comment.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Sincerely,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

[Letterhead of Brookfield Mortgage Opportunity Income Fund Inc.]

January 30, 2013

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Mortgage Opportunity Income Fund Inc.
File Nos.: 333-185159 and 811-22773

Dear Mr. Grzeskiewicz:

In connection with your review of the Registration Statement on Form N-2 (the “Registration Statement”) of the Brookfield Mortgage Opportunity Income Fund Inc. (the “Fund”) that was filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2012 (SEC Accession No. 0001047469-12-010812), the Fund acknowledges that:

1.       In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.       The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.       The Fund represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Kim G. Redding

Kim G. Redding
President

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